NEWS RELEASE

EMX Royalty Announces Commencement of New Normal Course Issuer Bid

Vancouver, British Columbia, March 26, 2025 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce that, after its successful completion of its Normal Course Issuer Bid (the "Original NCIB") on January 8, 2025, it has received approval from the TSX Venture Exchange ("TSX-V") of its Notice of Intention to commence a new NCIB (the "New NCIB") and a new automatic stock purchase program.

Under the Original NCIB, the Company repurchased and cancelled all of the 5,000,000 common shares (the "Shares") allowed for a total amount of $8,255,000 or $1.65 per share, which represented approximately 4.45% of its issued and outstanding shares at the time of commencement.

Under the New NCIB, the Company may purchase for cancellation up to 5,440,027 Shares, representing approximately 5% of its issued and outstanding Shares as at April 1, 2025, over a twelve-month period commencing on April 1, 2025. The New NCIB will expire no later than March 31, 2026. In any event, EMX cannot purchase more than 2% of the issued and outstanding shares in any 30 day period.

In connection with the New NCIB, the Company is initiating an automatic stock purchase program with its designated broker in compliance with applicable securities law and the rules and policies of the TSX-V, in order to purchase all or a portion of the Shares under its NCIB at times when the Company would not ordinarily be active in the market due to its own internal trading blackout periods, insider trading policies or otherwise.

EMX believes that from time to time, the market price of its Shares may not reflect their underlying value and that the purchase of its Shares will enhance shareholder value and increase liquidity of the Shares. The Company intends to fund the purchases out of available cash.

All purchases made pursuant to the New NCIB will be made through the facilities of the TSX-V, NYSE American Stock Exchange ("NYSE American"), other designated exchanges and/or alternative Canadian trading systems or by such other means as may be permitted by applicable securities laws. The New NCIB will be made in accordance with the applicable rules and policies of the TSX-V, NYSE American and applicable Canadian and United States securities laws. The price that EMX will pay for Shares in open market transactions will be the market price at the time of purchase. Any Shares that are purchased under the NCIB will be cancelled. The actual number of Shares that may be purchased and the timing of such purchases will be determined by the Company. Decisions regarding purchases will be based on market conditions, share price, best use of available cash, and other factors. The Company is not obligated to purchase any particular number of Shares under the New NCIB and the New NCIB may be modified or suspended at the Company's discretion.

EMX has appointed National Bank Financial Inc. to make purchases under the NCIB on its own behalf.

About EMX - EMX is a precious, and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Stefan Wenger Chief Financial Officer Phone: (303) 973-8585 SWenger@EMXroyalty.com	Isabel Belger Investor Relations Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture
Exchange) accepts responsibility for the adequacy or accuracy of this release.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	1

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding EMX's normal course issuer bid, the Company's pre-defined plan with its broker to allow for the repurchase of Shares and the timing, number and price of Shares that may be purchased under the normal course issuer bid, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to the market price of the Shares being too high to ensure that purchases benefit the Company and its shareholders, and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the year ended December 31, 2024 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2024, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR+ at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	2